Mail Stop 4561

February 7, 2007

<u>VIA U.S. MAIL AND FAX</u>

Mr. Gaylen M. Brotherson
Chief Financial Officer
M.B.A. Holdings, Inc.
9419 E. San Salvador, Suite 105
Scottsdale, AZ 85260

> **Re: M.B.A. Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 6, 2007**
> **File No. 000-28221**

Dear Mr. Brotherson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed February 6, 2007</u>

1.   We note that you have engaged Jewett, Schwartz & Associates as your independent public auditor. It appears to us that there may have been a change at the auditing firm recently as the registered firm name with the PCAOB does not match exactly with the firm name listed above. Please tell us the nature of the change at Jewett, Schwartz & Associates and when they anticipate having their registration with the PCAOB effective.

2.	We note that the sixth and eighth paragraphs of your Item 4.01 disclosure qualify the period related to your disclosure to your two most recent interim quarters. Please amend your report in each of these paragraphs by addressing the specific period of your client-auditor relationship with Epstein, Weber & Conover, PLC, which is the period from June 4, 2006 to the specific date that your client-auditor relationship ceased. Reference is made to Item 304(a)(1)(iv) and (v) of Regulation S-K. Additionally, your former accountants should make it clear within their Exhibit 16 letter that it is in reference to your amended Form 8-K.

3.	We note that the ninth paragraph of your Item 4.01 disclosure. In this paragraph, you have limited the period to which your disclosure relates to the two most recent interim quarters. This disclosure has the potential to be confusing because you have a requirement to disclose certain consultations with Jewett, Schwartz & Associates if they took place during M.B.A Holdings, Inc.'s two most recent fiscal years and any subsequent interim period prior to appointing Jewett, Schwartz & Associates. Please amend your report, as appropriate, in reference to the requirements of Item 304(a)(2) of Regulation S-K. Additionally, your former accountants should make it clear within their Exhibit 16 letter that it is in reference to your amended Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to me at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant